Exhibit (e)(1)(ii)

APPENDIX A
SERIES OF THE TRUST
(each a “Fund”)
Updated: September 12, 2019

1.	Arin Large Cap Theta Fund
2.	Cavalier Adaptive Income Fund
3.	Cavalier Fundamental Growth Fund
4.	Cavalier Growth Opportunities Fund
5.	Cavalier Hedged High Income Fund
6.	Cavalier Tactical Economic Fund
7.	Cavalier Tactical Rotation Fund
8.	Crow Point Small-Cap Growth fund
9.	Matisse Discounted Closed-End Fund Strategy
10.	Matisse Discounted Bond CEF Strategy
11.	Method Smart Beta U.S. Equity Sector Plus Fund
12.	Method Smart Beta Explorer Allocation Plus Fund
13.	QCI Balanced Fund
14.	Roumell Opportunistic Value Fund
15.	The Sector Rotation Fund
16.	Sirius S&P Strategic Large-Cap Allocation Fund